Exhibit 99.1
News Release

TSX:RMX | NYSE.MKT:RBY
April 14, 2015

Rubicon’s Phoenix Gold Project Commences Mill Commissioning and Remains on Schedule for Mid-2015 Projected Initial Production

TORONTO, Ontario – Rubicon Minerals Corporation (TSX: RMX | NYSE-MKT: RBY) (“Rubicon” or the “Company”) is pleased to announce that the development and construction of the Phoenix Gold Project (“Project”) in Red Lake, Ontario, Canada remains on schedule for projected initial production in mid-2015. The mill commissioning process has commenced ahead of schedule and is expected to continue throughout the second quarter of this year.

“I am pleased to announce that the Phoenix Gold Project is now on the homestretch to projected initial production,” stated Michael A. Lalonde, President and Chief Executive Officer of Rubicon. “We have begun commissioning the mill circuit ahead of schedule. We expect commissioning to continue throughout the second quarter, including the limited processing of low-grade development material. The stockpiling of mill feed continues. We expect that all remaining underground development prior to projected initial production will be completed by the end of May.”

The Phoenix Gold Project Development and Construction Update

Stockpiling, Underground Development and Construction

Rubicon currently has eight stopes in various stages of development between the 122- and 305-metre levels. The Company has a stockpile of approximately 11,600 tonnes of mineralized material. Stockpiling will continue as stope development accelerates and stope mining begins. Longhole drilling is underway in the first trial stope. Rubicon will be testing various mining methods, including Alimak longhole stoping. The Company expects to be processing mineralized material on an ongoing basis in mid-2015.

As of April 12, 2015, Rubicon has completed approximately 6,834 m of 8,023 m (or 85%) of the original underground development (lateral and vertical) planned prior to the start of projected initial production. As previously disclosed, management believes it has identified approximately 430 m of off-ramp development that can be eliminated from the development plan. Management expects that all remaining underground development prior to projected initial production will be completed by the end of May. Mill feed for projected production for 2015 will come from the upper levels of the deposit: 122-, 183-, 244-, and 305-metre levels. The summary of the total underground development remaining is displayed in Figure 1.

The Company is installing a crushing station at the ore pass above the 305-metre level. Crushed muck will be hauled on the 305-metre level prior to hoisting. A diagram of the crushing station is displayed in Figure 2. There is approximately C$18 million (as at March 31, 2015) of underground development capital remaining to projected initial production.

Mill Construction

Mill construction remains on schedule. Rubicon has commenced the commissioning of the following areas:
•	Elution circuit
•	Mill thickener
•	Service and process water tanks
•	Reagent area
•	Control room equipment

The Company will continue the commissioning phase during the second quarter of this year. The Company is in the process of completing the remaining piping, electrical and surface conveyor construction. Rubicon has approximately C$8 million (as at March 31, 2015) of mill capital expenditures remaining to projected initial production.

Surface Infrastructure and On-Site Construction

The tailings management facility is ready to accept approximately two years of tailings from operations. The remaining surface and on-site construction are near completion and are not on the critical path to projected initial production. Rubicon has approximately C$5 million (as at March 31, 2015) of on-site construction remaining to completion.

See Figure 3 for pictures of the development and construction progress of the Project. For more pictures of the development and construction, please visit our website at:
http://www.rubiconminerals.com/Investors/Photo-Galleries/default.aspx.

Additional Technical Studies

Since the release of the Preliminary Economic Assessment (“PEA”) in 2013, Rubicon has conducted and completed a number of technical studies including a study assessing the crown pillar, a study and analysis of the results from the 38,000-metre infill and definition drilling program in the upper levels of the deposit, and a study and analysis of chip and muck samples collected from stope development on the eight stopes mentioned above. Considerable additional information will be collected on ground support, dilution, and drill patterns during the trial stoping phase.

Timeline and Capital Expenditures Remaining to Projected Initial Production

The Project remains funded to complete development and construction and is on schedule for projected initial production in mid-2015. As of March 31, 2015, Rubicon estimates that capital expenditures to projected initial production are C$33 million. Project capital expenditures are forecasted to be higher than previously anticipated primarily due to the delay in the underground development. Table 1 provides a breakdown of the capital expenditures remaining.

Rubicon has approximately C$87 million in projected unrestricted cash and cash equivalents (C$56 million in working capital) as of March 31, 2015 (inclusive of all the remaining funds from the Royal Gold streaming transaction and the recent C$30 million bought deal flow-through financing transaction, which closed on April 9, 2015).

Table 1: Project Capital Expenditures Remaining as of March 31, 2015

Project capex spent, October 1, 2011 to March 31, 2015	~C$384 million

Remaining capex to projected initial production
Mill	~C$8 million
Underground development	~C$18 million
On-site construction	~C$5 million
Indirects & definition drilling	~C$2 million

Total remaining capex to projected initial production	~C$33 million

Financing Alternatives and the Test for Commercial Production

Rubicon is in advanced discussions with potential lenders on securing a $50 million debt facility to ensure adequate working capital to fund the ramp-up period, potential delays and cost overruns.

Rubicon intends to primarily base the determination of whether or not commercial production has been achieved on the following test: when operations achieve an average throughput of 70% of 1,250 tonnes per day (“tpd”) (which is 875 tpd) for a consecutive 60 day period, the Company will announce that it is in commercial production.

About Rubicon Minerals Corporation
Rubicon Minerals is an emerging gold producer focused on delivering shareholder value by growing free cash flow in low-risk jurisdictions. The Company will act responsibly, earning the respect and support of the communities in which it operates. Rubicon is focused on the completion and start-up of its Phoenix Gold Project in Red Lake, Ontario. The start of projected initial production remains on schedule for mid-2015, based on current forecasts. The Phoenix Gold Project is fully permitted for projected initial production to 1,250 tonnes per day. In addition, Rubicon controls over 100 square miles of prime exploration ground in the prolific Red Lake gold district and approximately 350 square miles of mineral property interests in the emerging Long Canyon gold district that straddles the Nevada-Utah border in the United States. Rubicon's shares are listed on the NYSE.MKT (RBY) and the Toronto Stock Exchange (RMX).

RUBICON MINERALS CORPORATION
“Mike Lalonde”
President and Chief Executive Officer

Cautionary Statement regarding Forward-Looking Statements and other Cautionary Notes

Forward-Looking Statements
This news release contains statements that constitute “forward-looking statements” and “forward looking information” (collectively, “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation. Forward-looking statements include, but are not limited to statements regarding the anticipated composition and timeline of the underground development of the Phoenix Gold Project, the schedule of the mill commissioning process, the rate of stockpiling of mineralized material, the anticipated use of proceeds of the flow-through share offering, and the start of projected initial production occurring in mid-2015.

Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and represent management’s best judgment based on facts and assumptions that management considers reasonable. The material assumptions upon which such forward-looking statements are based include, among others, that: the demand for gold and base metal deposits will develop as anticipated; the price of gold will remain at levels that will render the Phoenix Gold Project economic; operating and capital plans will not be disrupted by operational issues, power supply, labour disturbances, or adverse weather conditions; Rubicon will meet its estimated timeline for the development of the Phoenix Gold Project; Rubicon will continue to have the ability to attract and retain skilled staff; the mineral resource estimate as disclosed in the Preliminary Economic Assessment with an effective date of June 25, 2013 and with an issue date of February 28, 2014 (the “PEA”) will be realized; and there are no material unanticipated variations in the cost of energy or supplies, or in the pre-production capital and operating cost estimate as disclosed in the PEA.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rubicon to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others: possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; actual results of reclamation activities; conclusions of future economic evaluations; changes in project parameters as plans continue to be refined; failure of equipment or processes to operate as anticipated; accidents and other risks of the mining industry; delays and other risks related to construction activities and operations; timing and receipt of regulatory approvals of operations; the ability of Rubicon and other relevant parties to satisfy regulatory requirements; the availability of financing for proposed transactions, programs and working capital requirements on reasonable terms; the ability of third-party service providers to deliver services on reasonable terms and in a timely manner; market conditions and general business, economic, competitive, political and social conditions.

The PEA is preliminary in nature as it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability. The quantity and grade of reported inferred resources referred to in the PEA are uncertain in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured mineral resource category.

It is important to note that the information provided in this news release is preliminary in nature. There is no certainty that a potential mine will be realized. A mine production decision that is not based on a feasibility study demonstrating economic and technical viability does not provide adequate disclosure of the increased uncertainty and specific risks of failure associated with such a production decision.

Forward-looking statements contained herein are made as of the date of this news release and Rubicon disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Cautionary Note to U.S. Readers Regarding Estimates of Indicated and Inferred Resources
This news release uses the terms “measured” and “indicated” mineral resources and “inferred” mineral resources. The Company advises U.S. investors that while these terms are recognized and required by Canadian securities administrators, they are not recognized by the SEC. The estimation of “measured” and “inferred” mineral resources involves greater uncertainty as to their existence and economic feasibility than the estimation of proven and probable reserves. The estimation of “inferred” resources involves far greater uncertainty as to their existence and economic viability than the estimation of other categories of resources. It cannot be assumed that all or any part of a “measured”, “inferred” or “indicated” mineral resource will ever be upgraded to a higher category.

Under Canadian rules, estimates of “inferred mineral resources” may not form the basis of feasibility studies, pre-feasibility studies or other economic studies, except in prescribed cases, such as in a preliminary economic assessment under certain circumstances. The SEC normally only permits issuers to report mineralization that does not constitute “reserves” as in-place tonnage and grade without reference to unit measures. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. investors are cautioned not to assume that any part or all of a “measured”, “indicated” or “inferred” mineral resource exists or is economically or legally mineable. Information concerning descriptions of mineralization and resources contained herein may not be comparable to information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

Mineral Resources
Mineral resources that are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues. The quantity and grade of reported inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured mineral resource and it is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category. The inclusion of inferred mineral resources are considered too speculative geologically to have the economic considerations applied to enable them to be categorized as mineral reserves. The mineral resources in this press release were reported using CIM Standards.

Qualified Persons
The content of this news release has been read and approved by Dan Labine, P.Eng., Vice President, Operations, Howard Bird, B.Sc. (Hons.), P. Geo., Vice President, Exploration and Mark Ross, B.Sc., P.Geo., Chief Mine Geologist for Rubicon. All are Qualified Persons as defined by NI 43-101.

Figure 1: Underground development remaining to projected initial production (as of April 12, 2015)

Chart Area
As of Apr 12-15:
Cumulative advance: 6,834 m
Original plan: 8,023 m
Revised plan: 7,593 m
Metres advanced
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
Mar/14
Apr/14
May/14
Jun/14
Jul/14
Aug/14
Sep/14
Oct/14
Nov/14
Dec/14
Jan/15
Feb/15
Mar/15
Apr/15
May/15
Original Plan (m)
Actual (m)

Figure 2: Crusher installation above 305-metre level

Planned upper-level underground development

Surface
Shaft
Fresh
air raise
Return air
raises
122L
183L
244L
305L
366L
427L
488L
549L
610L
671L
720L
793L
Planned lateral development
Crusher station
305-metre level haulage
337-metre loading pocket
Planned ramp
development
Ore pass
610-metre level haulage
Crusher station
Conveyer system
685-metre loading pocket
Ore pass
Angled
raise
2.5-yard
scoop
Feeder and
Jaw crusher
Fine ore
pass
Loading
chute
Ore car

Diagram facing North (not to scale)

Figure 3: Pictures of Mill, Surface and On-Site Construction

Carbon elution plant commissioning

SAG and ball mill installation

Installation of pumps in the grinding area

Reagents area commissioning

North End Operators Interface
OVERVIEW
RAW ORE
GRINDING
SAG MILL
BALL MILL A
GRAVITY CONCENTRATOR
REAGENTS
PRE LEACH
CIL CIRCUIT
CYANIDE DESTRUCTION
ELUTION
ELECTRO WINNING
BUFFER TANK
PASTE
WATER
UTILITIES
WATER
PROCESS WATER TANK
FRESH WATER TANK
SERVICE WATER TANK
LAKE
PROCESS WATER
RECLAIM WATER
SERVICE WATER
GLAND SEAL WATER
FRESH WATER
-174.9 kPA
-0.1 kPA
SAMSUNG
GRINDING
BALL MILL A
REAGENTS - SO2 & OXYGEN GENERATORS
DELL
DELL

Control room equipment commissioning

GA 315
1-800-UR-RENTS
SKYJACK
KEEP CLEAR
SKYJACK
United Rentals
GA 315

Compressor building installation

Top of the carbon-in-leach tanks with platforms installed

View of the completed crushed ore bin, construction of the conveyor system, and mill thickener outside the mill building.

Underground crusher on site in preparation for installation above the 305-metre level